

theshiftfilm "Get thee hence, Satan!"

The Shift takes a lot of it's cues from the Book of Job, but also from Matthew 4:1-11, in which Christ is tempted by the devil to in exchange for power and wealth.

This is the exact same temptation put before Kevin Garner at the end of the worst day of his life. In the short film, he refuses it. But his story is not done yet. There are greater trials and worse days to come.

Like Kevin, every day we are offered our own "kingdoms of the world," and sometimes we accept them. Christ, thankfully, did not. And so our hope is in Him and the greater glories and kingdoms He offers.

Seems like a message worth getting out there, doesn't it?

Watch the short film and learn more at angel.com/theshift

#movie #movies #film #filmmaker #filmmaking #filmproduction #crowdfunding #crowdfundingcampaign #crowdfundingsuccess #crowdfundingproject #faith #christian #faithbasedfilm #faithbased #faithbasedmovie #hollywood



The Shift Film
October 18 at 5:34 PM · 🌐

We're pretty stoked, too, Sara. Kevin maybe a little less so. 🚗🚙💥💥 🔥🔥 But he'll come around.

Watch the short film and see what's happening with a "new wave of Christian cinema" at angel.com/theshift

"SO IMPRESSED! I invested. **SO STOKED** for a **new wave of Christian cinema**. I just love this story and vision **SO** much!"

- Sara R.W.


The Shift Film
October 14 at 12:44 PM · 🌐

🤯🤯 Wow, over HALF A MILLION DOLLARS in pledges so far! Saying we are blown away just doesn't cut it.

If you would like to express your interest in investing in The Shift, head over to angel.com/theshift and let us know! If we do open up another round of crowdfunding, you'll be the first to know.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The Shift

Movie | Offering: Reservation

411
BACKERS

$500,710
PLEDGED


"Faith-based film with a
Twilight Zone/Hitchcock
feeling to it...WoW! I think
they are creating a new
film genre..."
- Tim F.
theshiftfilm • Following
theshiftfilm Not all great tastes go great together (remind us to never tell you about that time we poured hot chocolate into our apple cider--YUCK), but sometimes an unorthodox combination can surprise you in a why-has-no-ever-tried-this-before kind of way.
See if you agree with Tim that THE SHIFT has done it by checking out the short film at the link in our bio
#theshiftfilm #movie #movies #film #filmmaking #faith #faithbased #faithbasedfilm #faithbasedmovie #christian #ChristianMovies #christianmovies #christianmovie #sciencefiction #Scifi #angelstudios
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Liked by brockheasley and 67 others
OCTOBER 12
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The Shift Film updated their cover photo.

September 6 ·


a film by BROCK HEASLEY
theSHIFT
"I AM AGNOSTIC. BUT I DO FEEL A PULL. GOOD SHOW. GETS US THINKING."
NOW GAUGING INTEREST AT:
angel.com/theshift

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